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                                                              EXHIBIT 99(a)(12)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

WILLIAM H. BUSCH, on behalf of himself and all        :
others similarly situated,                            :
                                                      :
                                    Plaintiff,        :
                                                      :
                  v.                                  :      C.A. No. 20286-NC
                                                      :
SYNAVANT INC., WAYNE P. YETTER, PETER                 :
FUCHS, ROBERT J. KAMERSCHEN, H.                       :
EUGENE LOCKHART, MARY A. MADDEN,                      :
BARRY L. WILLIAMS, CEGEDIM. S/A., and                 :
JIVAGO ACQUISITION CORPORATION,                       :
                                                      :
                                    Defendants.       :


                             CLASS ACTION COMPLAINT

         Plaintiff, by his attorneys Beatie and Osborn LLP and Klett Rooney Lieber & Schorling, alleges as follows;

         1. Plaintiff William H. Busch is an individual who owned and continues to own shares of common stock of defendant Synavant Inc. ("Synavant" or the "Company").

         2. The transaction at issue in this lawsuit is a merger agreement entered into between Cegedim, S.A. ("Cegedim") and Synavant in which Cegedim will acquire 100%, ownership of Synavant at an unreasonably low price per share at the expense of Synavant shareholders.

         3. Defendant Synavant is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at 3445 Peachtree Road, Suite 1400, Atlanta, Georgia 30326; and provides customer management and marketing services to the biopharmaceutical and healthcare industries.


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         4.       As of March 19, 2003, Synavant had approximately 15.2 million shares of common stock issued and outstanding and 4,079 holders of record of common stock.

         5. Defendant Wayne P. Yetter is the Chief Executive Officer and Chairman of the Board of Directors of Synavant. Upon information and belief, Mr. Yetter received over $670,000 in compensation from Synavant in 2002, and, under the terms of the merger with Cegedim, would be assured of employment with Cegedim and other significant benefits.

         6. Defendants Peter Fuchs, Robed I. Kamerschen., H. Eugene Lockhart, Mary A. Madden, and Barry Williams are the directors of Synavant

         7. Defendant Cegedim is a corporation organized and existing under the laws of France; maintains its principal corporate offices at 137 Rue d'Aguesseau, 92103 Boulogne, France; and provides technology and information services to the pharmaceutical industry and healthcare professionals.

         8. Defendant Jivago Acquisition Corporation ("Jivago") is a corporation organized and existing under the laws of the State of Delaware; is a wholly owned subsidiary of Cegedim; and was formed by Cegedim to acquire Synavant.

         9. On April 12, 2003, defendants Synavant, Cegedim, and Jivago signed a definitive merger agreement under which Jingo offered to purchase all of the outstanding shares of common stock of Synavant for $2.30 per share.

         10. Following the purchase of the shares and satisfaction of the conditions precedent in the merger agreement, Jivago will merge into Synavant.

         11. Dendrite International, Inc., ("Dendrite") is not a party to this action; is a corporation organized and existing under the laws of the State of New Jersey; maintains its


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principal place of business at 1200 Mount Kemble Avenue, Morristown, New
Jersey; and is engaged in the business of making software for pharmaceutical companies.

         12. On April 21, 2003, Dendrite announced an offer to purchase all of the outstanding shares of common stock of Synavant for $2.50 per share, an offer greater than that made by Jivago.

                            CLASS ACTION ALLEGATIONS

         13. Plaintiff brings this action on his behalf and as a shareholder's class action, pursuant to Delaware law, on behalf of all owners of the common stock of the Company and their successors in interest.

         14. This action is properly maintainable as a class action for the following reasons:

         (a) the class numbers more than four thousand and is so numerous that joinder of all members is impracticable;

         (b) questions of law and fact are common to the class, including, inter alia the following:

                  (i) did defendants breach their fiduciary and other common law duties owed by them to plaintiffs and the members of the class;

                  (ii) by committing Synavant to the proposed merger with Jivago, did defendants pursue a course of conduct to eliminate the public shareholders of Synavant without adequate disclosure, without adequate consideration, and in violation of their fiduciary duties;

                  (iii) did the individual defendants negotiate at arms-length and in good-faith on behalf of the Synavant public shareholders;


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                  (iv)     did the defendants maximize Synavant's value for the
                           benefit of its shareholders;

                  (v) did the defendants invoke reasonable defensive deal protection measures; and

                  (vi) is the class entitled to injunctive relief and/or damages as a result of the conduct of the defendants.

         (c) plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

         (d) plaintiffs claims are similar to those of the other members of the class; and

         (e)      plaintiff has no interests that are adverse to the class.

         15. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

         16. Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         17. Having acted and refused to act on grounds generally applicable to, and causing injury to, the class, defendants have made preliminary and final injunctive relief on behalf of the class as a whole appropriate.

                            SUBSTANTIVE ALLEGATIONS

         18. Synavant serves the biopharmaceutical and healthcare industries through two core businesses: (i) implementing and supporting software systems and technology services, and (ii) providing various interactive marketing services.


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         19.      Synavant's technology services include several proprietary software products to support the sales forces of pharmaceutical companies, as well as implementing and supporting third party software and hardware for its customers in the healthcare industry.

         20. Synavant's interactive marketing services include various programs and consulting services designed to help pharmaceutical brand managers promote their products to physicians.

         21. Both these businesses have been profitable for Synavant. In fiscal 2002, Synavant generated $93.1 million in revenue from its technology services division and $80.1 million in revenue from its interactive marketing division.

         22. Within the past year, Dendrite has repeatedly attempted to engage the Synavant Board of Directors in discussions regarding a possible business combination between the two companies.

         23. Upon information and belief, Dendrite has made at least 11 proposals to the Synavant Board to acquire the Company.

         24. The Synavant Board has responded to these overtures by summarily rejecting Dendrite's offers and refusing to engage in discussions, attempting to limit Dendrite's ability to make proposals directly to Synavant's shareholders and, finally, arranging a sale of Synavant to Cegedim without first determining whether Dendrite was willing to make a better offer to Synavant's shareholders.

         25. On May 13, 2002, Dendrite offered to purchase Synavant at a premium over the then-market price of Synavant shares as traded on NASDAQ. Synavant rejected Dendrite's proposal.


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         26.      In the Summer of 2002, Dendrite and Synavant re-initiated
discussions regarding Dendrite's possible combination with Synavant.

         27. Upon information and belief, on or about August 14, 2002, Synavant induced Dendrite to enter into a Mutual Confidentiality and Non-disclosure Agreement (the "Confidentiality Agreement") pursuant to which the parties agreed to evaluate a possible business relationship or transaction.
Section 1 of the Confidentiality Agreement prevented either party from disclosing the substance of any negotiations between them to a third party.

         28. Section 7 of the Confidentiality Agreement included a provision providing for a "standstill" period of one year during which Dendrite was prohibited from taking any action, including making a tender offer or merger proposal, to acquire the stock or control of Synavant without first obtaining the written consent of the Board of Directors of Synavant (the "Standstill Provision").

         29. Upon information and belief, the Standstill Provision no longer applied if a third party took any action to acquire the stock or control of Synavant.

         30. Upon information and belief, Synavant never had any intention of fairly considering Dendrites offer but rather acted under such pretext to lock-up Dendrite and to prevent it from directly presenting proposals to Synavant's Board of Directors and shareholders.

         31. By letter dated November 25, 2002, Dendrite made a proposal to Synavant for the acquisition of certain divisions of Synavant for $30 million in cash. Dendrite's offer was rejected.

         32. At about this time, upon information and belief, existing change of control agreements applicable to Synavant's Chairman and CEO, defendant Yetter, and other senior


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executives were amended in anticipation of the impending sale of Synavant to
Cegedim, and $600,000 was paid to them.

         33. On February 7, 2003, as required in the Standstill Provision, Dendrite requested that Synavant's Board of Directors permit Dendrite to make a proposal to acquire Synavant for $1.60 per share in Dendrite common stock.

         34. Although Dendrite's offer represented a 70% premium over Synavant's average closing stock price during January 2003, Synavant refused to provide such approval and would not even discuss the proposed transaction with Dendrite.

         35. Dendrite then indicated that it would be willing to increase the purchase price by $1 million, and pay up to 20% in cash and again requested Synavant's Board to permit the process to proceed. Dendrite did not receive a response.

         36. Dendrite further indicated that it would be willing to increase its purchase price even more to $29 million, with 20% payable in cash and the remainder in Dendrite common stock.

         37. By letter dated February 19, 2003, Synavant refused to give the required consent and instead indicated that its obligations to a "third party" prevented it from considering the proposal.

         38. It is clear from the February 19th letter that Synavant was engaging in discussions with a "third party" with respect to the sale of its business, that it had agreed to certain restrictions with that third party preventing it from consenting to Dendrite's request, and that it had no intention of considering Dendrite's proposal.

         39. Nonetheless, by letter dated March 3, 2003, Dendrite again indicated that it intended to revise its offer to adjust the nature of the consideration to provide for more cash to


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be paid (up to 40%), if the directors of Synavant would allow Dendrite to present the offer to shareholders.

         40.      Synavant again refused to give the required consent

         41. On March 16,2003, Synavant issued a press release stating that it had entered into a definitive agreement for the sale of the interactive marketing division to defendant Cegedim for $43.5 million in cash, with Synavant retaining substantial liabilities (the "Cegedim Purchase Agreement").

         42. Upon information and belief the Cegedim Purchase Agreement was inferior to Dendrite's March 3, 2003 proposal to acquire Synavant and was agreed to without Synavant and its directors having that engaged in good faith negotiations with Dendrite to seek the highest price reasonably available for the Synavant shareholders.

         43.      When announcing the sale, defendant Yetter stated,

                  After a thorough review of strategic alternatives available to the Company, it became apparent that our CRM Technology Services and Interactive Marketing businesses have different characteristics and that shareholder value could be enhanced by their separation. The valuation placed on our [interactive marketing] business by this transaction recognizes the significant value that is derived from this component of our business. Therefore, our board of directors has approved this transaction and is recommending the transaction to our shareholders.. . . We will utilize the proceeds received from this transaction to continue the restructure of our remaining business operations, downsize our corporate infrastructure to improve profitability and settle certain liabilities. . . .
                  The company expects that a portion of the proceeds from the sale of our [interactive marketing] division will be distributed to shareholders, but no decision has been made as to the amount, timing, or form of such distribution.


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         44.      On March 24, 2003, Dendrite offered to pay $29 million in
cash for all the issued and outstanding stock of Synavant. The March 24 offer, which was the same offer Dendrite had requested approval to make before the Cegedim agreement was signed, was superior to Cegedim's offer to purchase Synavant's interactive marketing division only.

         45. Dendrite's offer would have resulted in the full $29 million being paid to the Synavant shareholders whereas, upon information and belief, the proceeds of the Cegedim purchase price would have been used to pay certain of Synavant's liabilities including, but not limited to: (i) the liability to fully fund the Chairman and CEO's and other senior executives' excessive severance packages aggregating up to $6 million dollars, and (ii) the current payment of $8.4 million of Synavant's contingent, future liabilities to IMS Health Incorporated, Synavant's predecessor parent.

         46. Under Dendrite's offer, all of the liabilities of Synavant, including those to be paid from the Cegedim proceeds, would have been assumed by Dendrite.

         47. Realizing that Dendrite's offer to acquire the entire Company was superior, Synavant disclosed the terms of Dendrite's offer to Cegedim, in violation of the Confidentiality Agreement, which, upon information and belief, resulted in Cegedim's ultimately offering to purchase the entire Company.

         48. Synavant eventually offered to allow Dendrite to engage in some due diligence and, in fact, responded to some requests for information, but would not respond to a number of requests for other information necessary for Dendrite to fully evaluate Synavant's value.

         49. Prior to being able to complete its limited due diligence, Dendrite, at the insistence of Synavant, submitted another offer to purchase Synavant on April 4, 2003. Dendrite


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proposed to acquire all the issued and outstanding stock of Synavant for
2,800,000 shares of Dendrite common stock plus $6 million in cash, which offer approximated $31 million.

         50. Dendrite was then informed that no further due diligence would be permitted notwithstanding the fact that Dendrite had informed Synavant that clarification of certain information could lead to an increased offer.

         51. In response to Dendrite's April 4 offer, Synavant informed Dendrite that a better offer for the entire Company had been received and that Dendrite was no longer being considered as a potential acquirer of Synavant.

         52. On April 9, 2003, despite Synavant's statement, Dendrite submitted draft merger documents and, to make the then-current offer even more attractive, volunteered that Synavant might want to request a mechanism whereby the Synavant shareholders would be allowed to select either cash or stock in whatever percentage they desired, with an aggregate cap on cash payments of $6 million.

         53. Later on April 9, alter making calls to Synavant and Alterity Partners, LLC ("Alterity"), Synavant's financial advisor, Dendrite learned that Synavant intended to accept an all-cash offer for all of Synavant from a third-party.

         54. By e-mail on April 9, Dendrite revised its proposal and offered to pay $35 million in cash for the issued and outstanding stock of Synavant. The offered equated to about $2.30 for each share of Synavant stock.

         55. In addition, Dendrite reiterated its willingness to pay the additional amounts required to pay holders of stock options and restricted stock the amounts to which they were contractually entitled upon change of control.


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         56.      On April 10,2003, Dendrite advised Synavant that, among other things, it was "ready, willing and able to close expeditiously on the offer we submitted yesterday and would be open to converting that to a tender offer followed by a merger and to likewise close expeditiously on that transaction."

         57. Synavant informed Dendrite that a decision regarding its proposed offer would be made within the next couple of days.

         58. Upon information and belief, Dendrite was never again contacted by Synavant.

         59. Upon information and belief, at the time Dendrite submitted its offer to pay $35 million cash, Cegedim's offer to acquire Synavant was millions of dollars less. Yet on April 12, 2003, Synavant announced that it had entered into a definitive agreement with Cegedim and Jivago (the "Cegedim Merger Agreement') for Cegedim to purchase all of the issued and outstanding Synavant stock at a price of $2.30 per share in cash, which converts to slightly less than $35 million dollars in the aggregate.

         60. Dendrite's April 10, 2003 offer and Cegedim's offer both totaled approximately $35.0 million in cash and had substantially similar terms and conditions. Both offers included the same cash payment with respect to outstanding options and restricted stock units.

         61. Notwithstanding that the two offers were virtually identical, Synavant never contacted Dendrite to determine if it would be willing to increase its offer to provide greater value to the Synavant shareholders.

         62. The Cegedim Merger Agreement includes a break-up fee totaling 5.7% of the price, which consists of a $1.095 million termination fee and a $900,000 note payable to


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Cegedim. The note, unlike the termination fee, is payable whether or not the transaction closes and is payable even if the termination fee is not triggered.

         63. The Cegedim Merger Agreement also provides that Cegedim will guarantee employment to all of Synavant's employees on substantially the same terms as provided by Synavant, which includes employment of defendant Yetter and other senior executives,

         64. Upon information and belief, Dendrite had earlier had expressed to Synavant an unwillingness to provide an absolute guarantee of employment to senior executives.

         65. Further, while the Cegedim Merger Agreement permits Synavant to accept a "Superior Proposal," subject to paying the termination and expense fees, the agreement defines a "Superior Proposal" as one more favorable to the shareholders than "any alternative proposal offered by Cegedim." Thus, the Cegedim Merger Agreement impermissibly grants Cegedim the right to match any offer by Dendrite, and if Cegedim does so, Synavant cannot accept alternative proposals.

         66. Despite receiving bids for substantially similar consideration from both Dendrite and Cegedim, Synavant and the individual defendants declared Cegedim the winner of the sale process that was improperly conducted and granted to Cegedim an impermissibly high break up fee (including the unconditional $900,000 note), the matching right, and the promise of employment to Synavant's senior executives.

         67. In breach of their fiduciary duty, the individual defendants did not conduct a fair auction and did not allow the two bidders the opportunity to fairly bid. Regardless of competing bids received, Synavant improperly engineered the bidding process to result in the inferior Cegedim offer being chosen.


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         68.      On April 21, 2003, Dendrite announced that it was willing to offer $2.50 per share in cash for Synavant, or $39.6 million. In addition, Dendrite expressed its willingness to increase its offer if the illegal termination and expense fees contained in the Cegedim Merger Agreement are nullified.

         69. Moreover, upon information and belief, the individual defendants, while agreeing to act to exempt the Cegedim transaction from the effects of Synavant's shareholders rights plan (the "Poison Pill") and Section 203 of the Delaware General Corporation Law ("Section 203"), have refused to remove the restrictions of the Poison Pill and Section 203 so that Dendrite's superior offer can be presented to the Synavant shareholders.

         70. John E. Bailye, Dendrite Chairman and CEO said "We are fully prepared to accept the same merger agreement as Cegedim, with minor modifications concerning employment and items not significant to the stockholders of Synavant so that Synavant stockholders can consider our $2.50 per share cash offer."

         71. On April 21, 2003, Bailye sent to the Board of Directors of Synavant a letter making the proposal and offering to negotiate a merger agreement.

         72. On April 22, 2003, Synavant authorized its management to conduct talks with Dendrite to "fully understand" Dendrite's bid to buy the Company for $2.50 a share. Synavant stated that the discussions with Dendrite do not violate its agreement with Cegedim and do not constitute approval of Dendrite's bid.

         73. When the individual defendants initiated a process to sell Synavant, they failed to conduct an auction, solicit alternative bids, or seek and obtain all material information reasonably available to secure the maximum value for the Synavant shareholders.


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         74.      The proposed consideration of $2.30 per share does not
represent the true value of the assets and future prospects of Synavant and does not adequately reflect the value of Synavant's common stock.

         75. In addition, the individual defendants improperly invoked defensive deal protection measures when they adopted the termination and expense fee package.

         76.      Plaintiff have no adequate remedy of law.

                                    COUNT I

                       BREACH OF FIDUCIARY DUTIES AGAINST
                     SYNAVANT AND THE INDIVIDUAL DEFENDANTS

         77. Plaintiff repeats and realleges each and every allegation as if set forth here in full.

         78. Defendants' agreement to the transaction constitutes a breach of their fiduciary duties to the Company and to the public shareholders.

         79. The individual defendants breached their fiduciary duties to Synavant's public stockholders because they failed to hold a valid and proper auction for the Company.

         80. In violation of their fiduciary duties and instead of holding an auction and seeking the best price possible for Synavant's public stockholders, the individual defendants entered into the merger agreement with Cegedim and specifically included lock-ups and breakup fees in order to prevent a third party from making a competing superior offer.

         81. The individual defendants are required to act independently to protect the interests of Synavant's public stockholders; they have failed to do so in breach of their fiduciary duty to Synavant's shareholders.

         82. Absent injunctive relief for the benefit of the Company and Synavant's public shareholders, plaintiff and the class will be irreparably harmed.


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         83.      Plaintiff and the class have no adequate remedy at law.

                                    COUNT II

                         Aiding and Abetting Breach of
                   Fiduciary Duty Against Cegedim and Jivago

         84. Plaintiff repeats and realleges each and every allegation as if they were stated here in full.

         85. By virtue of their position as directors of Synavant, the individual defendants owe fiduciary duties to the public stockholders of Synavant.

         86. The individual defendants have breached their fiduciary duties to the detriment of Synavant and its stockholders.

         87. As direct participants in the merger agreement and the Lockup Agreement Cegedim and Jivago have aided and abetted the individual defendants in their breach of fiduciary duty.

         88. Cegedim and Jivago purposefully, knowingly, and substantially aided and abetted the individual defendants in their breach of fiduciary duties by agreeing to the unreasonable provisions of the merger agreement.

         89. Unless enjoined, Cegedim and Jivago will continue to aid and abet the individual defendants' breach of their fiduciary duties to Synavant and its shareholders.

         WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

         (1) declaring this action to be a class action and certifying plaintiff as the class representative and his counsel as class counsel;

         (2) enjoining, preliminarily and permanently, the proposed transaction between Synavant and Cegedim;


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         (3)      in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding to plaintiff and the class rescissional damages;

         (4) directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

         (5) awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

         (6) granting plaintiff and the other members of the class any further relief the Court deems just and proper.


                                    KLETTROONEY LIEBER & SCHORLING


                                    By: /s/ Daniel B. Rath
                                       ----------------------------------------
                                       Daniel B. Rath
                                       The Brandywine Building
                                       1000 West Street., Suite 1410
                                       Wilmington, Delaware 19801
                                       (302) 552-4200

                                       Attorneys for Plaintiffs



OF COUNSEL:

BEATIE AND OSBORN LLP
521 Fifth Avenue, 34th Floor
New York, New York 10175

(212) 888-9000

Dated: April 30, 2003